

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 11, 2006

Via U.S. mail and facsimile

Mr. Luke C. Zouvas, Esq.
Applbaum & Zouvas LLP
925 Hotel Circle South
San Diego, CA 92108

> **Re:** **Baoshinn Corporation**
> **Registration Statement on Form SB-2**
> **Filed June 14, 2006**
> **File No. 333-134991**

Dear Mr. Zouvas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose the information required by Item 507 of Regulation S-B. Refer to Item 7 of Form SB-2. We also have the following comments with respect to your selling stockholders:

   - Please disclose and briefly describe the transaction or series of transactions in which each selling stockholder received its registered shares or provide a cross reference to this disclosure located elsewhere in your prospectus.

- If a selling stockholder is not a natural person, please advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:

  o if a selling stockholder is a broker-dealer, please disclose that it is an underwriter, or

  o if a selling stockholder is an affiliate of a broker-dealer, please disclose that (i) it purchased its registered shares in the ordinary course of its business, and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute its registered shares. If you cannot make each of these representations, please disclose that the selling stockholder is an underwriter.

- Please disclose the natural persons with dispositive voting or investment control of each selling stockholder that is not a natural person.

Cover Page of Registration Statement

2. Exhibit 5.1 to your registration statement indicates that certain of the registered shares are issuable upon exercise of warrants. Please revise the fee table on the cover page of your registration statement to indicate the registered shares which area issued and outstanding and which are issuable under warrants. Please also file each of the warrants as an exhibit to your registration statement.

3. Please clarify the price at which selling stockholders are offering their shares.

Outside Front Cover Page of Prospectus

4. Please disclose the information required by Item 501(a)(4) of Regulation S-B.

Definitions, page 6

5. Please remove this section and define these terms in the body of your prospectus where each term is first used. In addition, please review all of the defined terms throughout your prospectus and revise, to the extent practicable, those terms that are not clear from context. In this regard, we note that investors should not have to learn a new vocabulary and many of the defined terms are acronyms.

Risk Factors, page 8

1. Resale of our securities may be difficult…, page 8

> 6.   Please describe in greater detail the risks described in this risk factor. Please also clarify whether you intend to establish a public market for your common stock once your offering is completed.

2. Doing business in China is subject to legal risks…, page 9

> 7.   Please describe in greater detail the risks described in this risk factor. Please also comply with this comment in risk factor one under the heading "Risks Associated With This Offering."

3. Currency fluctuations can cause us significant losses, page 9

> 8.   Please illustrate the risk described in this risk factor.

4. We have historically lost money and may continue to lose money…, page 9

> 9.   Please quantify the risk described in this risk factor. Please also comply with this comment in risk factor six under the heading "Risks Associated With Our Company."

5. Our success is highly dependent upon our ability to compete…, page 9

> 10. Please clearly explain how this risk factor specifically applies to your company or your offering. In this regard, we note that this risk could apply to nearly any issuer in your industry and in many other industries.

Because there is no public trading market…, page 9

> 11. This risk factor repeats the risks discussed in risk factor one under the heading "Risks Associated With Our Company." Please revise to remove repetitive risk factor disclosure.

1. We do not expect to pay dividends in the foreseeable future…, page 10

> 12. Please explain in greater detail why your intention to not pay dividends makes your offering risky or speculative.

Use of Proceeds, page 10

13. Please reconcile the disclosure in this section with the disclosure in the "Use of Proceeds" section on page 8. In this regard, we note the statement that you will use the proceeds of your offering for "exploration."

14. Please quantify the amount of the net proceeds that you will use for each stated purpose. Please also comply with this comment in the "Use of Proceeds" section on page 8.

Determination of the Offering Price, page 10

15. We note that you arbitrarily selected the offering price. Please revise to identify those factors that you relied upon to set your offering price. See Item 504(a) of Regulation S-B.

Dilution of the Price You Pay For Your Shares, page 10

16. You indicate that your post offering pro forma net book value gives effect to the receipt of net proceeds from the offering. However, it appears that you have included gross proceeds in your calculation of net tangible book value at the minimum and maximum offering level of $978,268 and $1,478,268. Please advise or revise your dilution table accordingly.

Dilution Table, page 11

17. Please compare the price at which your shares are being sold to purchasers in this offering to the price that your officers, directors, promoters and affiliates have paid for your common stock since inception. We note that you have compared only the percentages of shares that will be owned by new and existing stockholders after the offering.

Terms of the Offering, Plan of Distribution, page 12

18. Your common stock appears to be a penny stock. Please discuss the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act. In this regard, we note the disclosure in risk factor two under the heading "Risks Associated With Our Securities."

(a) The Offering Will Be Sold By Our Officers, page 12

19. We note the disclosure in the first paragraph of this section. Please describe the material terms of the escrow arrangements, including the return of consideration

paid for subscriptions within the specific time period required by Rule 10b-9 under the Exchange Act if the conditions to your offering are not satisfied. Please also file the escrow agreement as an exhibit to your registration statement.

20. Please provide us with an analysis of your basis for reliance on the safe harbor contained in Rule 3a4-1 under the Exchange Act.

21. Please disclose that the persons offering the securities on your behalf may be underwriters within the meaning Section 2(11) of the Securities Act.

22. Please tell us supplementally whether any of your officers, directors or affiliates may purchase shares in order to meet the minimum. We may have additional comments upon review of your response.

(e) Plan of Distribution, page 12

23. We note the disclosure in the second paragraph. If a selling stockholder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

Directors, Executive Officers, Promoters and Control Persons, page 13

(a) Directors and Executive Officers, page 13

24. Please identify the period during which each of your officers and directors has held each position with your company. For example, you have disclosed that Mr. Ricky Chiu was appointed President in November 2005, but you have not disclosed when he was appointed as a director.

25. Please revise the dates of service throughout this section to include the month. For example, in which month in 2003 was Mr. Benny Kan appointed CEO?

26. Please disclose whether your executive officers devote 100% of their business time to your company.

Security Ownership of Certain Beneficial Owners and Management, page 15

(a) Security Ownership of Certain Beneficial Owners, page 15

27. It appears from the disclosure in the first sentence of the introductory paragraph that the information in the table is presented as of the date of your prospectus. However, footnote (3) to the table indicates that the information is presented as of March 31, 2006. Please reconcile. Please also comply with this comment in the section entitled "(b) Security Ownership of Management" on page 15.

28. We note the disclosure in the first sentence of the introductory paragraph to the table. It does not appear that the table includes your officers and directors, who are included in the table set forth in the section entitled "(b) Security Ownership of Management" on page 15. Please revise accordingly.

29. We note the disclosure in the last sentence of the introductory paragraph to the table. It appears that the percentage ownership set forth in the third column of the table is based on the total number of shares of your common stock currently outstanding and does not reflect the sale of any shares in your offering. Please revise accordingly. In addition, please provide the percentage ownership as of the date of your prospectus, assuming no shares are sold in your offering, the minimum number of shares are sold in your offering, and the maximum number of shares are sold in your offering. Please also comply with this comment in the section entitled "(b) Security Ownership of Management" on page 15.

30. Please reconcile the number of shares disclosed in the line item "All Officers, Directors and Key Employees as a Group" with the number of shares disclosed in the line item "All Officers and Directors as a group" in the section entitled "(b) Security Ownership of Management" on page 15.

Description of Securities, page 16

(d) Warrants, page 16

31. Exhibit 5.1 to your registration statement indicates that certain of the registered shares are issuable upon exercise of warrants. Please reconcile the statement in Exhibit 5.1 with your disclosure in this section.

Business Description, page 17

32.   Please disclose the information required by Items 101(b)(8) and 101(b)(9) of Regulation S-B.

Business of Baoshinn, page 18

33.   Please discuss the chartered flights portion of your business. In this regard, we note the disclosure in the fourth bullet point on page 22.

Business Objective, page 18

34.   We note the disclosure in the last sentence of the first paragraph. Please explain the nature of these financial institutions. For example, do these institutions plan to purchase your common stock in your offering or are these institutions lenders that will extend debt financing? In this regard, please clarify what you mean by "funds will be provided." In addition, please explain what you mean by "verbal commitment." For example, are these institutions unequivocally bound to fund your operations?

Description of Services, page 18

35.   We note your statement in the first sentence of the last paragraph of this section. Please describe in reasonable detail the "developments and expansions." Please also explain in greater detail your services with respect to China Inbound travel and Disneyland Resort tours.

36.   We note the disclosure in the last sentence of the last paragraph of this section. Please identify the locations of the "planned branch offices due to open in the next two years." In this regard, we note the disclosure in the first, second and third bullet points on page 22 and in the second to last paragraph on page 7.

Ticketing Agency, page 18

37.   Please explain the meaning of "ticket consolidator." In addition, please clarify whether you have an exclusive relationship with the listed airlines.

38.   We note the statement in the second sentence. Please clarify whether you book flights and issue tickets for airlines other than those listed in the first sentence.

39.   Please explain the systems listed in the third sentence, as investors may not be familiar with them.

Hotel/Accommodation Arrangement, page 18

40.	We note the disclosure in the second sentence. Please disclose the identities of accommodations with which you have a strategic alliance. Please also disclose the terms of these strategic alliances. Please also comply with this comment in the section entitled "Inbound Division" on page 18.

Operation, page 19

41.	We note the disclosure in the second sentence of the third paragraph. Please explain how your memberships help you "maintain a high standard of professionalism…and to protect the interests of the both the trade and travelers."

Marketing Strategies, page 21

42.	We note the disclosure in the second to last bullet point. Please explain in greater detail the "well-organized network" and who intends to establish it.

43.	We note the disclosure in the last bullet point. Please explain what you mean by "based on the above development." Please also explain "retail chain format" and how that differs from your current business format.

Competition and Market Trends, page 22

44.	Please disclose the methods of competition in your industry. In addition, please disclose your competition's advantages over you.

Management's Discussion and Analysis, page 22

Results of Operations for the year ended March 31, 2006 compared to the year ended March 31, 2005, page 22

45.	Please discuss the business reasons for the changes between periods in your financial statements. Where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed in the overall change in the line item. For example, you indicate that the increase in general and administrative expenses were directly attributable to increased occupancy costs, salaries and wages, and related benefits. Please revise to attempt to quantify the incremental impact of each individual business reason, where applicable.

Liquidity and Capital Resources, page 23

46. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity's Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital has been obtained. Please provide additional detail including but not limited to the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.

- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.

- Detailed cash flow discussions for the twelve-month period following the date of the latest balance sheet presented.

- A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations.

- Management's plans (including relevant prospective financial information).

47. We note the statement in the second sentence of the second paragraph that you have recently raised sufficient working capital to fund your operations. Please describe this financing, including the amount of proceeds and how you have or intend to use those proceeds.

48. We note the disclosure in risk factor 6 under the heading "Risks Associated With Our Company" that your officers and directors have verbally committed to fund your operations for the next 12 months. Please discuss this commitment and disclose whether it is unequivocal. Please also reconcile with the disclosure in the third sentence of the second paragraph of Note 2 to your audited financial statements.

49. Please revise to discuss your planned capital expenditures and how you intend to finance them. In this regard, we note your disclosure regarding the opening of new offices and investments in new computer equipment.

Certain Relationships and Related Transactions, page 25

50. Please disclose the information required by Item 404 of Regulation S-B in this section. We note that information in Note 4 to your audited financial statements describes transactions that should be discussed in response to this item.

Market for Common Equity and Related Stockholder Matters, page 25

51. Please disclose the information required by Items 201(a)(2)(i) and 201(b) of Regulation S-B.

Market, page 25

52. We note the statement in the second paragraph that 2,500,000 shares are eligible for resale pursuant to Rule 144 under the Securities Act because they have been "held for the required minimum holding period of one year." It does not appear that these shares have been held for one year, as you state in the section entitled "Recent Sales of Unregistered Securities" on page 39 that you sold these shares on September 7, 2005. Please revise accordingly. Please also discuss the other requirements of Rule 144 under the Securities Act.

Dividends, page 26

53. Please disclose the information required by Item 201(c)(2) of Regulation S-B.

Executive Compensation, page 26

(b) Summary Compensation Table, page 26

54. Please clarify the disclosure in your table. In this regard, we note that dates are not provided for each officer and/or director, you provide disclosure for certain officers and/or directors for three years, but not for others, and there is a "total" line item that is blank.

(f) Compensation of Directors, page 27

55. Please clarify whether you reimburse directors for their expenses.

(g) Employment Contracts, Termination of Employment…, page 27

56. We note the statement in the first sentence "other than those disclosed in this registration statement." It does not appear that you have disclosed any of the

contracts or arrangements in your registration statement. Please clarify your disclosure.

Financial Statements, page 28

Consolidated Statements of Operations, page 31

57. In order not to imply a greater degree of precision than exists, revise your presentations of net loss per share throughout the filing to round only to the nearest cent.

4. Related Party Transactions, page 37

58. We note the statement in the second sentence of the second paragraph regarding the fact that Bao Shinn is an intermediate holding company and only owns 50% of BSIE. Please clarify your corporate structure, including the name of each of your subsidiaries and your percentage ownership. We note the disclosure in the fourth sentence of the first paragraph of Note 1 to your audited financial statements that indicates that you acquired 100% of BSIE.

Outside Back Cover Page of Prospectus

59. Please disclose the information required Item 502(b) of Regulation S-B.

Part II. Information Not Required In Prospectus, page 39

Recent Sales of Unregistered Securities, page 39

(a) Prior sales of common shares, page 39

60. We note the statement in the first sentence of the last paragraph. It appears that you issued shares to nine individuals. Please revise accordingly.

61. We note the statement in the second sentence of the last paragraph that none of your purchasers were accredited investors. Please describe in greater detail the facts that made the exemption available. See Item 701(d) of Regulation S-B.

62. We note the disclosure in the fourth sentence of the first paragraph of Note 1 to your audited financial statements. Please disclose the information required by Item 701 of Regulation S-B with respect to the shares issued in the acquisition.

Exhibits, page 40

63. Please file the exhibit required by Item 601(b)(21) of Regulation S-B.

64. We note the disclosure in the fourth sentence of the first paragraph of Note 1 to your audited financial statements. Please file the acquisition agreement as an exhibit to your registration statement. See Item 601(b)(2) of Regulation S-B.

Undertakings, page 41

65. Please provide the undertaking required by Item 512(a)(4) of Regulation S-B.

66. Please provide the undertaking required by Item 512(e) of Regulation S-B.

Signatures, page 41

67. Your registration statement must be signed by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and at least a majority of the members of your board of directors. We have the following comments:

- We note that Mr. Chiu is the only officer of your company that signed your registration statement. However, he did not indicate the capacities in which he signed. Please revise accordingly.

- It does not appear that at least a majority of the members of your board of directors signed your registration statement. In this regard, we note that it appears that you have four directors, but that only one director signed your registration statement. Please revise accordingly.

Exhibit 5.1

68. We note the statement in the first paragraph "…covering the registration for resale of a total of 5,000,000 shares…" It appears that the registrant is only registering 2,500,000 shares for resale; the remaining 2,500,000 shares have been registered for a primary offering by the registrant. Please have counsel revise its opinion accordingly. In addition, please have counsel comply with this comment in the fifth paragraph of the opinion.

69. We note the statement in the second to last paragraph of the opinion and have the following comments:

- Please have counsel remove the reference to its admission to the bar of the State of California, as counsel may not include a foreign law qualification in its opinion.

- Please have counsel confirm to us that it concurs with our understanding that the reference to the "Nevada General Corporation Law" includes the statutory provisions and also all applicable provisions of the Nevada Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

Exhibit 99.1

70. We note the disclosure in the last sentence of the "Instructions" section of your subscription agreement that "there is no minimum aggregate amount of Shares which must be sold as a condition precedent to the Closing…" It appears from your registration statement that there is a 1,000,000-share minimum to closing your offering. Please revise accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director